Exhibit 99.1

Bona Film Group to Announce Second Quarter 2012 Results on August 23, 2012

BEIJING, August 9, 2012 — Bona Film Group Limited (“Bona” or the “Company”) (Nasdaq: BONA), a leading film distributor and vertically integrated film company in China, today announced that the Company will report its unaudited financial results for Second quarter ended June 30, 2012, on Thursday, August 23, 2012 after market close.

Bona management will hold the earnings conference call at 8:00 p.m. Eastern Time on Thursday, August 23, 2012 (8:00 a.m. Beijing/Hong Kong Time on Friday, August 24, 2012). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free:	+1-855-500-8701
Hong Kong Toll Free:	800-903-737
China, Domestic:	400-120-0654
International:	+65-6723-9385

The conference ID # is 17078799.

A live and archived webcast of the earnings conference call will be available on Bona’s IR website at http://ir.bonafilm.cn/events.cfm.

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq:BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates 14 movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8412

CONTACT:

In China:

Ms. Ivy Lv

Bona Film Group Limited

Tel: +86 10-5928-3663-264

Email: ir@bonafilm.cn

In the U.S.:

The Piacente Group, Inc.

Investor Relations

Brandi Floberg or Lee Roth

Tel: (212) 481-2050

Email: bona@tpg-ir.com